United States
 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13
AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 000-32807

FIRST COMMERCE CORPORATION
(By its successor, Bank of Granite Corporation)

(Exact name of registrant as specified in its charter)

301 South McDowell Street, Suite 100
Charlotte, North, Carolina 28204
Tel. (704) 945-6565

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒*	Rule 12h-3(b)(1)(i)	☒*
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐

* First Commerce Corporation was merged with and into Bank of Granite Corporation effective as of 11:59 p.m., Eastern Daylight Time, on July 15, 2003.

Approximate number of holders of record as of the certification or notice date: Zero (0)

Pursuant to the requirements of the Securities Exchange Act of 1934, First Commerce Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: July 15, 2003	By: /s/ Wesley W. Sturges

Wesley W. Sturges Chairman and Chief Executive Officer